AB
5/30


07006477

SECU. ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2007
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 53020

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.K. Cooper & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Avenue, Suite 700
(No. and Street)

Irvine, California 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander G. Montano (949) 477-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander G. Montano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.K. Cooper & Company, Inc., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange County
Subscribed and sworn (or affirmed) to before me this 5 day of April, 2007

Melinda Vissel Smith
Notary Public

Signature

President
Title



MALINDA VISSEL SMITH
Commission # 1718465
Notary Public - California
Orange County
My Comm. Expires Jan 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2007
WASH, D.C.
210
SECTION

C. K. Cooper & Company, Inc. and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors of
C. K. Cooper & Company, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of C. K. Cooper & Company, Inc. and Subsidiary (the Company) as of March 31, 2007, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C. K. Cooper & Company, Inc. and Subsidiary as of March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 2, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2007

Assets

Cash and cash equivalents	$ 303,001
Marketable securities, at market	5,527,325
Accounts receivable	60,641
Deposits held at clearing	100,000
Furniture and equipment, net	192,288
Prepaid expenses	2,011
Total assets	$ 6,185,266

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 183,734
Accrued payroll expenses	119,749
Deferred income taxes payable	1,326,378
Total liabilities	1,629,861
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized, issued and outstanding	6,000
Additional paid–in capital	600,340
Retained earnings	3,949,065
Total stockholder's equity	4,555,405
Total liabilities and stockholder's equity	$ 6,185,266

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Operations
For the Year Ended March 31, 2007

Revenue	
Commissions	$ 1,730,664
Management and advisory income	1,635,884
Interest income	20,209
Unrealized gains (losses) on marketable securities	(24,159,628)
Realized gains (losses) on marketable securities	(1,101,472)
Other income	153,345
Total revenue	(21,720,998)
Expenses	
Employee compensation and benefits	1,438,864
Commissions and floor brokerage fees	968,677
Communications	77,821
Occupancy and equipment rental	262,179
Taxes, licences & fees other than income taxes	143,880
Other operating expenses	1,523,347
Total expenses	4,414,768
Income (loss) before income tax benefit	(26,135,766)
Total income tax benefit, including deferred taxes	(6,160,264)
Net income (loss)	$(19,975,502)

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2006	$ 6,000	$ 586,566	$ 24,081,064	$ 24,673,630
Additional paid-in capital	–	13,774	–	13,774
Dividends	–	–	(175,000)	(175,000)
Investment in subsidiary	–	–	18,503	18,503
Net income (loss)	–	–	(19,975,502)	(19,975,502)
Balance at March 31, 2007	$ 6,000	$ 600,340	$ 3,949,065	$ 4,555,405

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities:		
Net income (loss)		$(19,975,502)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Depreciation	$ 36,880	
Valuation of marketable securities to market	24,159,628	
(Gain) loss on sale of marketable securities	1,101,472	
(Increase) decrease in:		
Accounts receivable	(15,001)	
Deposit held at clearing	(24,665)	
Prepaid expenses	(2,011)	
Other assets	15,000	
(Decrease) increase in:		
Accounts payable	166,476	
Accrued payroll expenses	42,940	
Income taxes payable	(12,174)	
Deferred income taxes payable	(6,161,863)	
Total adjustments		19,306,682
Net cash and cash equivalents provided by (used in) operating activities		(668,820)
Cash flows from investing activities:		
Purchase of marketable securities	(62,553)	
Proceeds from sale of marketable securities	475,133	
Purchase of furniture and equipment	(42,875)	
Net cash and cash equivalents provided by (used in) investing activities		369,705
Cash flows from financing activities:		
Proceeds from additional paid-in capital	13,774	
Investment in subsidiary	18,503	
Dividends paid	(175,000)	
Net cash and cash equivalents provided by (used in) financing activities		(142,723)
Net increase (decrease) in cash and cash equivalents		(441,838)
Cash and cash equivalents at beginning of year		744,839
Cash and cash equivalents at end of year		$ 303,001

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$ –	
Income taxes	$ 1,600	

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc. and Subsidiary
Consolidated Notes to Financial Statements
March 31, 2007

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying consolidated financial statements of C. K. Cooper & Company, Inc. and Subsidiary (the "Company"), include the accounts of C. K. Cooper & Company, Inc. ("Cooper") and its wholly–owned subsidiary C. K Cooper & Company Insurance Services, Inc. ("Insurance"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cooper was incorporated on January 15, 1981. In June 1996, Cooper became the wholly–owned subsidiary of C & K Capital Corporation (the "Parent"). Cooper is an institutional and retail, brokerage and investment banking firm that specializes in oil and gas and provides a wide range of investment services to individuals, institutions and various corporate entities. Cooper is a member of the National Association of Securities Dealers ("NASD") and the Securities Protection Corporation ("SIPC").

Cooper operates its brokerage business on a fully–disclosed basis, whereby Cooper does not hold customer funds and/or securities, the execution and clearance of trades are handled by another broker/dealer.

Insurance was incorporated on October 17, 2003, in the State of California. Insurance sells non–securities based insurance products. Prior to March 31, 2007, Insurance was not included in Cooper's financials due to limited activity in the company. Insurance had been included with the Parent's financial statements, however, due to increased activity, Insurance has been consolidated with Cooper.

Summary of Significant Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimate amounts.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Management fees and advisory income are recognized when earned, usually at the completion of an engagement or according to an earnings schedule in the engagement letter.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable consists of trade accounts arising in the normal course of business. The Company uses the direct write-off method to account for bad debts, which does not result in amounts that differ materially from the allowance method required by accounting principles generally accepted in the United States of America. Accounts for which no payments have been received for 90 days are considered delinquent and customary collections efforts are initiated. Uncollectible accounts are written-off at the discretion of management.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at March 31, 2007, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Furniture and equipment are depreciated over their estimated useful lives of five (5), seven (7), or thirty-nine (39) years. Depreciation is computed using the straight-line method for financial purposes and accelerated methods for income tax purposes.

Advertising and promotional cost are charged to operations when incurred. At March 31, 2007, advertising and promotional cost totaled $145,295, and are included in other operating expenses.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the investments in marketable securities and depreciable assets.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended march 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 2: MARKETABLE SECURITIES AT MARKET VALUE

The Company holds investments classified as trading securities recorded at fair market value in the amount of $5,527,325, as of March 31, 2007. In the current year, the Company has recognized an unrealized loss of $24,159,628. At March 31, 2007, a single position accounts for $5,434,000 of the Company's marketable securities and $24,193,260 in unrealized losses. The Company also has a realized loss of $1,101,472 at March 31, 2007.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

Furniture & fixtures	$ 142,064
Computers, software & equipment	90,636
Leasehold improvements	38,565
	271,265
Accumulated depreciation	(78,977)
Total furniture and equipment, net	$ 192,288

Depreciation expense for the year ended March 31, 2007 was $36,880.

Note 4: INCOME TAXES

The significant components of deferred tax assets and liabilities at March 31, 2007, are as follows:

Deferred tax assets	$ –
Deferred tax liabilities	
Depreciation	(20,165)
Unrealized gains	(1,306,213)
Net deferred tax assets (liabilities)	$(1,326,378)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) at March 31, 2007, is comprised of the following:

Current income tax expense (benefit)	
Federal	$ 418
State	1,600
Total current income tax expense (benefit)	2,018
Deferred income tax expense (benefit)	
Federal	(3,882,237)
State	(2,280,045)
Total deferred income tax expense (benefit)	(6,162,282)
Total provision for income tax expense (benefit)	$ (6,160,264)

Note 5: RELATED PARTY TRANSACTIONS

The Company shares office space with Insurance, its Parent, and its Parent's wholly–owned subsidiary, Paladin Capital Partners, Inc. ("Paladin"), and, Paladin's wholly–owned subsidiary, Paladin Capital Partners, LLC. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of its Parent Company. These amounts have been included in the accompanying statement of operations in occupancy and equipment rental, and other operating expenses.

Note 6: EMPLOYEES BENEFIT PLAN

The Company sponsors a qualified 401(k) plan for all eligible employees. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of three (3) percent or greater of the employees' compensation. For the year ended March 31, 2007, the Company contributed a total of $65,615 to the plan.

Note: 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2007, the Company had net capital of $4,021,674 which was $3,921,674 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($303,483) to net capital was 0.08 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $6,986 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 4,014,688
Adjustments:		
Additional paid-in capital	$ 1,600	
Retained earnings	(80,326)	
Deferred taxes	(19,747)	
Non-allowable assets	(18,144)	
Haircuts on securities	33,848	
Haircuts on money markets	(2,594)	
Undue concentration	92,349	
Total adjustments		6,986
Net capital per audited statements		$ 4,021,674

C. K. Cooper & Company, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 6,000	
Additional paid–in capital	600,340	
Retained earnings	3,949,065	
Total stockholder's equity		$ 4,555,405
Adjustments to stockholder's equity		
Deferred income taxes payable		1,306,213
Total stockholder's equity and allowable credits		5,861,618
Less: non–allowable assets and deductions		
Accounts receivable	(60,641)	
Furniture and equipment, net	(192,288)	
Investment in subsidiary	(22,089)	
Prepaid expenses	(2,011)	
Total adjustments		(277,029)
Net capital before haircuts and undue concentration		5,584,589
Less: haircuts and undue concentration		
Haircuts on money market funds	(2,594)	
Haircuts on marketable securities	(828,990)	
Undue concentration	(731,331)	
Total haircuts and undue concentration		(1,562,915)
Net capital		4,021,674
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 20,232	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 3,921,674

Ratio of aggregate indebtedness to net capital 0.08:1

There was a $6,986 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2007. See Note 10.

See independent auditor's report.

C. K. Cooper & Company, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2007

A computation of reserve requirement is not applicable to C. K. Cooper & Company, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2007

Information relating to possession or control requirements is not applicable to C. K. Cooper & Company, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
C. K. Cooper & Company, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of C. K. Cooper & Company, Inc. and Subsidiary (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 2, 2007

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